Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Limited Announced
the Acquisition of a 60%Interest in the Developer of the Macau Studio City Project
New York, June 16, 2011 —Melco Crown Entertainment Limited (“MCE” or the “Company”) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced the signing of a share purchase agreement (the “Agreement”) to acquire a 60% equity interest and shareholder loan in the developer of Macau Studio City, a large scale integrated gaming, retail and entertainment resort to be developed in Macau jointly by MCE and New Cotai Holdings, LLC (“New Cotai Holdings”), an entity controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P. MCE also announced today the signing of an implementation agreement which contains an agreed form of a shareholders’ agreement (the “Shareholders’ Agreement”) for Cyber One Agents Limited (together with its direct and indirect subsidiaries, the “Cyber One Group”) to be entered into between, among others, MCE and an affiliate of New Cotai Holdings (“New Cotai”).
Under the terms of the Agreement and related transaction documentation, MCE will acquire from an affiliate of eSun Holdings Limited (“eSun”), a 60% interest in the Cyber One Group, the developer of the Macau Studio City project. New Cotai Holdings will transfer to the Cyber One Group the shares of other entities that own the rights to develop and operate the casino to be located within the Macau Studio City project. New Cotai Holdings will retain its 40% indirect equity interest in the Cyber One Group.
MCE will pay the affiliate of eSun US$260 million for its 60% interest in the Cyber One Group, and will further pay New Cotai US$100 million in cash in three installments over two years commencing upon the closing of the transactions.
Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of MCE, stated, “The proposed acquisition of a majority stake in the Macau Studio City project provides a unique opportunity for MCE to meaningfully increase its footprint in Macau and generate incremental value for shareholders.
“We remain bullish on Macau’s prospects and believe high quality new supply, such as Macau Studio City, will continue to drive incremental demand and broaden the appeal of the market. The property’s theme and demographic focus are designed to be clearly differentiated from our existing portfolio of assets, as well as from our competitor’s facilities in the market.
“The project’s location is a tremendous competitive advantage, adjacent to the Lotus Bridge and a key stop on the planned light rail system. Additionally, we believe Macau Studio City’s existing land grant and previously completed site work will allow us to significantly expedite its construction timetable.

“We are honored and excited for the opportunity to expand Macau’s economy and provide additional employment for the people of Macau, as well as help further realize Macau’s vision of becoming the region’s leading diversified tourist destination.”
The Shareholders’ Agreement for the Cyber One Group contains a variety of provisions governing the relationship between MCE and New Cotai, as shareholders of the Cyber One Group, including but not limited to the composition of the Cyber One Group’s Board of Directors, related party transactions, corporate governance, the development and operation of the Macau Studio City project, future capital contributions, restrictions on transfer of the Cyber One Group shares, and other related matters. New Cotai will also enter into a registration rights agreement with the Cyber One Group entitling New Cotai to be able to cause the Cyber One Group or its successor to seek, subject to certain conditions being satisfied, an initial public offering on an internationally recognized stock exchange on or after the opening of the Macau Studio City project and otherwise providing customary registration rights to New Cotai.
Closing of the transactions is subject to the satisfaction of certain conditions precedent, including receipt of all necessary approvals from the shareholders of eSun. Citigroup Global Markets Asia Limited acted as MCE’s financial advisor in connection with these transactions.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in the Company’s Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.

The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
FOR MELCO CROWN ENTERTAINMENT LIMITED:
Investment Community, please contact:
Ross Dunwoody
Vice President, Investor Relations
Tel: +853 8868 7575 or +852 6116 6446
Email: rossdunwoody@melco-crown.com
For media enquiry, please contact:
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com
FOR NEW COTAI HOLDINGS, LLC:
Adam Weiner adam-weiner@kekst.com
Todd Fogarty todd-fogatry@kekst.com
Sofia Mata-Leclerc sofia-mata@kekst.com
Kekst and Company +1 212 521 4800

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